Investor Presentation
October 2008
Investor Presentation
October 2008
The J. M. Smucker Company
The J. M. Smucker Company
Filed by The J. M. Smucker Company
Pursuant to Rule 425 under the Securities Act of 1933
and Deemed Filed Pursuant to Rule 14a-6
Under the Securities Exchange Act of 1934
Subject Company: The J. M. Smucker Company
Commission File No.: 333 - 152451

Forward Looking Statement
Forward Looking Statement
This presentation contains forward-looking statements, such as projected operating results, earnings and cash flows, that are subject to known and unknown risks and uncertainties that could cause actual results to differ materially from any future results, performance or achievements expressed or implied by those forward-looking statements. The projected financial data included in this presentation reflect numerous estimates and assumptions relating to, among other things, the ability of Smucker to successfully operate P&G’s coffee business (the “Coffee Business”) outside of P&G and
Smucker’s existing business operations and are subject to significant economic, industry and competitive uncertainties, including those risk factors referenced below, and, accordingly, such data may not be indicative of future results. You should understand that the risks, uncertainties, factors and assumptions listed and discussed in this presentation, including the following important factors and assumptions, could affect the future results of Smucker following the transactions between P&G and Smucker (the “Transactions”) and could cause actual results to differ materially from those expressed in the forward-looking statements: (i) volatility of commodity markets from which raw materials, particularly corn, wheat, peanuts, soybean oil, milk and green coffee beans, are procured and the related impact on costs; (ii) the successful integration of the Coffee Business with Smucker’s business, operations and culture and the ability to realize synergies and other potential benefits of the Transactions within the time frames currently contemplated; (iii) crude oil price trends and their impact on transportation, energy, and packaging costs; (iv) the ability to successfully implement price changes; (v) the success and cost of introducing new products and the competitive response; (vi) the success and cost of marketing and sales programs and strategies intended to promote growth in Smucker’s businesses, which will include the Coffee Business after the completion of the Transactions; (vii) general competitive activity in the market, including competitors’ pricing practices and promotional spending levels; (viii) the concentration of certain of Smucker’s businesses, which will include the Coffee Business after the completion of the Transactions, with key customers and the ability to manage and maintain key customer relationships; (ix) the loss of significant customers or a substantial reduction in orders from these customers or the bankruptcy of any such customer; (x) changes in consumer coffee preferences, and other factors affecting the Coffee Business, which will represent a substantial portion of Smucker’s business after the completion of the Transactions; (xi) the ability of Smucker and Folgers to obtain any required financing; (xii) the timing and amount of Smucker’s capital expenditures, restructuring, and merger and integration costs; (xiii) the outcome of current and future tax examinations and other tax matters, and their related impact on Smucker’s tax positions; (xiv) foreign currency and interest rate fluctuations; (xv) other factors affecting share prices and capital markets generally; and (xvi) the other factors described under “Risk Factors” in the registration statements filed by Folgers and Smucker with the
Securities and Exchange Commission and in the other reports and statements filed by Smucker with the Securities and
Exchange Commission, including its most recent Annual Report on Form 10-K and the proxy materials prepared in connection with the Folgers transaction.
You are cautioned not to unduly rely on such forward-looking statements, which speak only as of the date made, when evaluating the information presented in this presentation. None of Smucker, Folgers, P&G or any of their respective advisors assumes any obligation to update or revise these forward-looking statements to reflect new events or circumstances.

Transaction Overview
Transaction Overview
• The transaction is structured as an exchange offer followed by a merger
– Tendering P&G shareholders will exchange their P&G shares for shares in
Smucker
– Smucker to guarantee $350MM of Folgers debt upon close
– Smucker to finance special dividend
• P&G shareholders will own ~53.5% of the combined company
– ~63MM shares will be issued as part of the transaction
– ~118MM shares outstanding for the combined Smucker
– If the split-off is consummated but not fully subscribed, P&G will distribute remaining Folgers shares (which will be converted into Smucker shares) to its shareholders on a pro-rata basis
Tendering & Accepted
Shareholders
Non-Tendering
Shareholders
Variable                       Cap
12%                          20%
Discount

Why Invest in Smucker?
Why Invest in Smucker?
• A history of solid returns
• Clear strategy of owning a strong portfolio of
#1 brands
• Making great brands better
•
Addition of an iconic #1 brand with Folgers
• Enhanced estimated cash flow, margins,
and strong balance sheet
• Unique culture
®

• Over 110 years old
• Headquartered in
Orrville, Ohio
• Leading North
American brands
• Five generations of
family management
• Basic Beliefs: quality,
people, ethics, growth,
& independence
The J. M. Smucker Company
The J. M. Smucker Company

1959
1961
1963
1965
1967
1969
1971
1973
1975
1977
1979
1981
1983
1985
1987
1989
1991
1993
1995
1997
1999
2001
2003
2005
2007
September 30, 2008

Share Price Performance
Share Price Performance
$0
$500
$1,000
$1,500
$2,000
$2,500
$3,000
S&P 500 DJIA SJM
Note: The graph shows the value of $20 (Smucker’s IPO price in 1959) invested over a 48+ year period in Smucker’s common stock, the DJIA and S&P 500.
Indexed Share
Price
APR = 10.3% APR = 10.3%
APR = 6.2% APR = 6.2%
APR = 5.8% APR = 5.8%
Base = $20 Base = $20
SJM versus Major Indices – November 30, 1959 through September 30, 2008

$0.0
$0.5
$1.0
$1.5
$2.0
$2.5
$3.0
FY2002 FY2003 FY2004 FY2005 FY2006 FY2007 FY2008
Net  Sales
$650MM
$1.3B
$2.0B
$2.1B
5-Year CAGR through FY2008 = 15%
10-Year CAGR through FY2008 = 16%
Sales Growth
Sales Growth
$1.4B
$2.2B
$2.5B

Income Growth
Income Growth
$0.0
$50.0
$100.0
$150.0
$200.0
FY2002 FY2003 FY2004 FY2005 FY2006 FY2007 FY2008
Net Income
$30.9
$96.3
$129.1
$157.2
$111.4
$143.4
$170.4
5-Year CAGR through FY2008 = 12%
10-Year CAGR through FY2008 = 18%
($ in Millions)

Vision Statement
Vision Statement
We will own and market food brands which
hold the #1 market position in their respective
category, with an emphasis on North America
We will achieve balanced growth through:
•
Increased market share of our brands
• New products that provide convenience,
are “good and good for you," and make
the consumer smile
•
Acquisition of other leading food brands

Crisco
Hungry Jack
Pillsbury
PET
Eagle Brand
Carnation
Robin Hood
Five Roses
Martha White
Smucker's
Jif
Smucker's Natural
Knott's
Bick's
Smucker's Uncrustables
Hungry Jack
Europe's Best
Folgers
Millstone
Kava
Dunkin' Donuts
Crosse & Blackwell
Red River
None Such
Dickinson's
Golden Temple
R.W. Knudsen
After the Fall
Santa Cruz Organic
Baking Aisle
Spreads / Condiments Aisle
Frozen Aisle
Coffee Aisle
Specialty Aisle
Natural Beverage Aisle

Enhanced Center-of-Store Strategy
Enhanced Center-of-Store Strategy
ABC Store
• Greater
relevance to
retailers
• Destination
category
• Enhanced cross
promotional
opportunities
• Capitalize on
relationship with
sales agent
• Distribution
efficiency
Center-of-the-store is an important profit center for retailers

Pro Forma Sales by Category
Pro Forma Sales by Category
42%
42%
21%
21%
25%
25%
12%
12%
Spreads
Baking
All Other
Coffee
Estimated After Transaction
(1)
(1) Based on FY2008 Smucker adjusted for approximately $1.8B of FY2008 Folgers net sales.

80%
70%
60%
50%
40%
30%
20%
10%
0%
67.2%
66.3%
46.4%
46.3%
45.2%
43.9%
43.2%
19.9%
18.8%
18.6%
15.1%
10.2%
6.9%
#1
#1
#1
#1
#1
#1
#1
#2
#1
#2
#3
#4
#3
Shrtng
ICT
Peanut Butter
Fruit Spreads
Nat Beverages
Natural Pt Btr
Swtnd Cond Milk
Baking Mixes
Edible Oils
Flour
Potatoes
Pancake Mixes
Syrups
$206MM
$154MM
$1.0B
$841MM
$271MM
$163MM
$151MM
$1.6B
$1.4B
$607MM
$413MM
$369MM
$597MM

Source: IRI 52 Week Ending 9/7/08  -- TTL Grocery, Mass, Drug & Walmart  Panel
Does NOT include Private Label
Smucker Market Share Leadership
Smucker Market Share Leadership
#1 in 8 out of 13 categories
Folgers adds another #1 market share
% Dollar Share of Category

SMUCKER'S
Jif
Crisco
Pillsbury
Hungry Jack
Bick's
Folgers

Growing Market Opportunity
Growing Market Opportunity
$15.0
$8.0
$3.0
$1.0
FY 2002 FY 2004 FY2005 FY2009E
Market opportunity ($ in billions)
Greater opportunity as share of
market in each category expands

Acquisition Expertise
Acquisition Expertise
12 Center-of-Store Transactions in 6 years
Enabling
• Smaller in size
• New capabilities
• Capitalize on Smucker resources
Bolt-on
• Increase category presence
• Leverage existing infrastructure
Transformational
• Large in size
• Game changing
• New markets & categories
(1)  Announced June 4, 2008 with expected closing November 2008

Making Great Brands Better
Making Great Brands Better
• Increased sales over 40%
• Increased market share to
over 40 share points from 34
share points
• Increased operating margin
•
New products including Jif
®
snack nuts and Jif To Go
• Packaging and product
innovator
• Expanded
Crisco
®
brand in oils
segment
•
New products including Simple
Measures,
Crisco Puritan
®
with
Omega-3 DHA and Crisco
cooking sprays

SMUCKER'S

Pillsbury

Reduced Sugar

Pillsbury
Funfetti
Funfetti

SMUCKER'S Uncrustables

NEW!
SMUCKER'S
Uncrustables
NEW!
SMUCKER'S
Uncrustables

Making Great Brands Better
Making Great Brands Better
• Expanded products and
leveraged existing
presence
• Introduced new line
extensions; grew frosting to
the #2 brand
• Improved product quality
and enhanced packaging
• Increased sales from $2
million to $115 million in
ten years
• New offerings
• Produce five million
sandwiches per week in
an integrated bakery plant

Attractive Strategic Fit
Attractive Strategic Fit
•
•
Strong #1 Brand
Strong #1 Brand
•
•
Center-of-Store
Center-of-Store
•
•
North America
North America
VISION STATEMENT
VISION STATEMENT
We will own and market food
We will own and market food
brands which hold the #1
brands which hold the #1
market position
market position in
in
their
their
respective category, with an
respective category, with an
emphasis on North America
emphasis on North America

Compelling Transaction
Compelling Transaction
• Acquisition of the #1 Folgers brand
• Addition of rights to sell Dunkin’ Donuts
®
in retail
• Smucker’s first +$1B brand
Expanding
Leading Brands
Strengthened
Product Portfolio
Scale Benefits &
Synergies
Attractive
Financial Impact
(1)
• Builds upon established center-of-store strategy
• Broadens and diversifies product offering
• Provides attractive cross-marketing opportunities
• Expect strong synergy opportunities of $80MM+ annually
• Significantly enhances Smucker’s scale and expected profitability
• Increased financial fundamentals
• Expected to increase pro forma EBITDA margins by > 250 bps
• Expected to be accretive to earnings
(2)
• Expected to more than triple FCF vs. FY2008 Smucker
historical
• Enhances already strong balance sheet
(1) Pro forma FY2009E assumes Folgers transaction had closed on May 1, 2008 and approximately $80MM in run-
rate synergies.
(2) EPS accretion based on dividend adjusted FY2009 full year run-rate financial projections.

Strength of Folgers
Strength of Folgers
• Superior brand equity
– Highest level of unaided consumer
awareness
• Strong market leader
– #1 retail packaged coffee brand
• Leader in product innovation
–
Folgers
Crystals
–
Folgers
decaffeinated
–
AromaSeal
™
plastic canister
–
Folgers Simply Smooth
™

GROUND COFFEE
DUNKIN' DONUTS
ORIGINAL BLEND
MEDIUM ROAST
DUNKIN' DONUTS

19 Dunkin’ Donuts Dunkin’ Donuts • Strong presence in gourmet coffee category • Long-term license of brand for retail • $130MM net sales from August 2007 to June 2008

SMUCKER'S

SMUCKER'S
Carnation
BICK'S
Robin Hood
Folgers
EAGLE BRAND
R.W. KNUDSEN FAMILY
Jif
Crisco
Europe's Best

20 Percent of Sales from #1 Brands Percent of Sales from #1 Brands 75% of Sales Projected to Come From #1 Brands

Hungry Jack
Buttermilk
Crisco
Pure Vegetable Oil
SMUCKER'S
Strawberry Preserves
AROMASEAL FRESH
Folgers
CLASSIC ROAST

21 The Best Part of Wakin’ Up… The Best Part of Wakin’ Up…

SMUCKER'S

Pillsbury
Family Size
Chocolate Fudge
EAGLE BRAND
PREMIUM
Magic Cookie Bars
SMUCKER'S
Toppings
HOT FUDGE
Folgers
CLASSIC DECAF
Jif
CREAMY
Folgers

22 The Best Way to End the Day… The Best Way to End the Day…

Long Term Financial Objectives
Long Term Financial Objectives
Net Sales Growth
Operating Profit
Growth
EPS Growth
Dividend Payment
6%
Organic 3-4%
Acquisitions 2-3%
8%
Improve Efficiencies
Target 40% Payout
> 8%
Share Repurchase
Debt Retirement

Net Sales and EBITDA
Net Sales and EBITDA
$0.0
$1.0
$2.0
$3.0
$4.0
$5.0
$6.0
FY2008 FY2009E FY2010E
Net Sales
$0
$250
$500
$750
$1,000
FY2008 FY2009E FY2010E
0.0%
5.0%
10.0%
15.0%
20.0%
25.0%
30.0%
EBITDA
(Excluding Merger and Integration Costs)
Pro forma (1) (2)
$2.5B
$4.7B
$4.9B
$371
$820
$869
14.7%
17.3%
17.5%
Pro forma (2)
(1)  Includes approximately $80 million in run-rate synergies.
(2)  Assumes Folgers transaction had closed on May 1, 2008.
Pro forma
Pro forma

Cash Flow From Operations
Cash Flow From Operations
4%
$ 116
$  (76)
$ 192
FY2008
7%
$ 390
$(115)
$ 505
FY2009E
(1)
Pro forma
$ 425 Free Cash Flow
7% Free Cash Flow Yield
(2)
$(120) Capital Expenditures
$ 545 Cash Flow From
Operations
FY2010E
Pro forma
($ in millions)
(1)  Assumes Folgers transaction had closed on May 1, 2008 and approximately $80MM in run-rate synergies.
(2)  Based on approximately 57 million shares outstanding and market price of $49.88 for FY2008 (based on closing price of Smucker shares on April 30, 2008) and approximately 118 million shares outstanding and market price of $50.69 for FY2009E and FY2010E (based on closing price of Smucker shares on September
30, 2008).

Cash Flow / Allocation of Cash
(after expiration of two year repurchase limitation)
Cash Flow / Allocation of Cash
(after expiration of two year repurchase limitation)
5-Year Historic Use of Cash
28% 28% 22% 22%
Acquisition
Capital
Expenditures
Stock Repurchase Dividends

Free Cash Flow
Free Cash Flow
Free Cash Flow
Cash
From
Operations
Cash
From
Operations
Dividends
Dividends
Acquisition
Acquisition
Repurchase
Repurchase
CapEx =
2½ - 3% of Net Sales

27 Synergy Opportunities Synergy Opportunities ($ in millions) 4% $ 80 $ 65 $ 15 Synergy Estimate Total Synergies Estimated Synergies as % of Projected 2009 Folgers Net Sales SG&A COGS

Debt Profile Supports
Continued Growth
Debt Profile Supports
Continued Growth
• Stronger balance sheet post-closing
– Ample liquidity
• Modest leverage and strong cash flow will facilitate
pursuit of shareholder value
– Investments
– Acquisitions
– Share repurchase / dividends
FY2009E
Standalone Smucker
FY2009E
(1)
Combined Smucker
Total Debt $790mm $1,540mm
Debt / EBITDA 2.1x 1.9x
Interest Coverage 8.1x 8.6x
(2)
(1)  Assumes Folgers transaction had closed on May 1, 2008 and approximately $80MM in run-rate synergies.
(2)  Interest coverage assumes an estimated weighted-average borrowing rate of 6.0% on the anticipated financing in part based on three-month forward LIBOR as of October 1, 2008.

Dividends and Share Repurchase
Dividends and Share Repurchase
$0
$50
$100
$150
$200
$250
$300
$350
$400
$450
FY2004 FY2005 FY2006 FY2007 FY2008 FY2009E
Dividends Share Repurchase
($ in millions)
(1)  Estimated dividends assumes current quarterly dividend rate, payment of special dividend, and payment of dividend on shares issued in the Transaction for two quarters.
(1)

30 Core Competencies Core Competencies Ability to Implement Ability to Implement Relationships Relationships Emotional Bond Emotional Bond Strategic Advantage Strategic Advantage

SMUCKER'S

Kroger

Walmart

TARGET

SAFEWAY

ADVANTAGE
SALES AND MARKETING

Cargill

ADM

31 Relationships Relationships Retailers Sales Agent Employees Suppliers

Meals Together...
Memories Forever
Hungry Jack
Enjoy great tastes this spring.

32 Emotional Bond Emotional Bond Focus on Consumer Mealtime Moments Memorable Tag Lines “ With a Name Like Smucker’s, It Has to be Good ” “ Choosy Moms Choose Jif ” “ The Best Part of Wakin’ Up ”

Ability to Implement
Ability to Implement
Single IS Platform
Acquisition experience
Improved Productivity
$283
$552
$777
$0
$300
$600
$900
$1,200
Sales / Employee
(‘000’s)
Net Income / Employee
(‘000’s)
$13
$35
$52
$0
$20
$40
$60
$80
$100
FY2002
FY2005 FY2008 FY2002
FY2005
FY2008
Continuity of process
and people

34 15.0% 17.0% 19.0% 21.0% 23.0% 25.0% FY2002 FY2003 FY2004 FY2005 FY2006 FY2007 FY2008 24.6% 21.6% 21.7% 20.0% 20.3% 20.6% 19.4% SD&A as % of Net Sales SD&A as % of Net Sales

Why Invest in Smucker?
Why Invest in Smucker?
• A history of solid returns
• Clear strategy of owning a strong portfolio
of #1 brands
• Making great brands better
•
Addition of an iconic #1 brand with Folgers
• Enhanced estimated cash flow, margins,
and strong balance sheet
• Unique culture

The J. M. Smucker Company The J. M. Smucker Company Investor Presentation October 2008 Investor Presentation October 2008

Appendix Appendix

Regulation G Compliance
Regulation G Compliance
You are also reminded that during this presentation,
certain non-GAAP financial measures, such as EBITDA
and Free Cash Flow may be discussed.  These measures
should not be considered an alternative to net income, or
any other measure of financial performance or liquidity
presented in accordance with generally accepted
accounting principles (GAAP).  These measures are not
necessarily comparable to a similarly titled measure of
another company.  Please refer to the accompanying
slides for information that reconciles these discussed
figures with the most comparable GAAP measures.

Reconciliation of Non-GAAP
Financial Measures
Reconciliation of Non-GAAP
Financial Measures
($ in Millions)
FY2008
Income before income taxes $  255
Add (deduct):
Interest income (13)
Interest expense
42
Amortization
4
Share-based compensation expense
12
Depreciation
58
Merger and integration costs
8
Cost of products sold - restructuring
2
Other restructuring costs 3
EBITDA $  371

Financial Forecasts
Financial Forecasts
The preceding financial forecasts were prepared by Smucker management in evaluating the Transaction.
For fiscal years after 2009 through 2013, Smucker assumed compounded annual growth rates for Folgers and Smucker of approximately 2.5% and 5.0%, respectively, for net sales and approximately 3.9% and
6.1%, respectively, for EBITDA, recognizing that year to year increases fluctuate between years.
Synergies
$  350 $  387 EBITDA
FY2009 Forecast
35 79 Depreciation and amortization
1,304 1,970 Cost of goods sold
$1,910 $2,829 Net sales
291 551 Selling, distribution and administration
606 859 Gross profit
Combined EBITDA
315 308 Earnings before interest and taxes
Folgers Smucker
$737
83
$820
($ in Millions)

Additional Information
Additional Information
Smucker and Folgers have filed registration statements with the U. S. Securities and Exchange
Commission (“SEC”) registering the common shares to be issued to P&G shareholders in connection with the Folgers transaction.  Smucker has also filed a proxy statement with the SEC which has been sent to the shareholders of Smucker. Shareholders are urged to read the prospectus included in the registration statements and any other relevant documents when they become available, because they will contain important information about Smucker, Folgers and the proposed transaction.  The proxy statement, prospectus and other documents relating to the proposed transaction can be obtained free of charge from the SEC’s website at www.sec.gov.  The documents can also be obtained free of charge from Smucker upon written request to The J. M. Smucker Company, Shareholder Relations, Strawberry Lane, Orrville,
Ohio  44667 or by calling (330) 684-3838, or from P&G upon written request to The Procter & Gamble
Company, Shareholder Services Department, P.O. Box 5572, Cincinnati, Ohio 45201-5572 or by calling
(800) 742-6253.
This communication is not a solicitation of a proxy from any security holder of Smucker and shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. However, P&G, Smucker and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from shareholders in connection with the proposed transaction under the rules of the SEC. Information about the directors and executive officers of The J. M. Smucker Company may be found in its 2008
Annual Report on Form 10-K filed with the SEC on June 27, 2008, and its definitive proxy statement relating to its 2008 Annual Meeting of Shareholders filed with the SEC on July 14, 2008.  Information about the directors and executive officers of The Procter & Gamble Company may be found in its 2008
Annual Report on Form 10-K filed with the SEC on August 28, 2008, and its definitive proxy statement relating to its 2008 Annual Meeting of Shareholders filed with the SEC on August 29, 2008.

Additional Information
Additional Information
P&G, Folgers, the Folgers logo, AromaSeal, Folgers Gourmet
Selections,
The Best Part of Wakin’ Up is Folgers in your
Cup,
Millstone
and the Millstone logo are the registered trademarks of
The Procter & Gamble Company.  Pillsbury, the Pillsbury Logo,
and Poppin' Fresh the Pillsbury Doughboy are the registered
trademarks of The Pillsbury Company, LLC.
Carnation
is the
registered trademark of Societe des Produits Nestle S.A.  Dunkin'
Donuts,
and the Dunkin' Donuts Logo are the registered
trademarks of DD IP Holder LLC. The following trademarks and their corresponding logos are the trademarks of their respective owners: Advantage Sales and Marketing, Cargill, ADM, Wal-Mart,
Kroger, Target, Safeway and Oracle. All other trademarks and logos are the trademarks of The J. M. Smucker Company.